UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76943 / January 21, 2016

Admin. Proc. File No. 3-16745

In the Matter of

MODERN CITY ENTERTAINMENT, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Modern City Entertainment, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Modern City Entertainment, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Modern City Entertainment, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Austin Funding.Com Corp., Core Med. Grp., Inc., and Modern City Entm't, Inc.,* Initial Decision Release No. 926 (Dec. 9, 2015), 112 SEC Docket 20, 2015 WL 8467734. The Central Index Key number for Modern City Entertainment, Inc., is 1267391.

INITIAL DECISION RELEASE NO. 926
ADMINISTRATIVE PROCEEDING
File No. 3-16745

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
AUSTIN FUNDING.COM CORPORATION,	:	INITIAL DECISION AS TO
CORE MEDICAL GROUP, INC., and	:	MODERN CITY ENTERTAINMENT, INC.[1]
MODERN CITY ENTERTAINMENT, INC.	:	December 9, 2015

APPEARANCES: Kevin P. O'Rourke and Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

William Erfurth, President, for Respondent Modern City Entertainment, Inc.

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Modern City Entertainment, Inc. The revocation is based on Modern City's failure to file required periodic reports with the Securities and Exchange Commission.

I. INTRODUCTION

A. <u>Procedural Background</u>

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on August 12, 2015. At a September 16, 2015, prehearing conference, the Division of Enforcement requested leave to file a motion for summary disposition. Leave was granted, pursuant to 17 C.F.R. § 201.250(a); the due dates for the motion for summary disposition, opposition, and reply were October 14, November 10, and November 17, 2015, respectively. *Austin Funding.com Corp.*, Exchange Act

[1] The proceeding has ended as to the two other captioned Respondents. *Austin Funding.com Corp.*, Initial Decisions Release No. 881, 2015 SEC LEXIS 3776 (A.L.J. Sept. 15, 2015), *finality order*, Exchange Act Release No. 76389, 2015 SEC LEXIS 4616 (Nov. 9, 2015).

Release No. 3135, 2015 SEC LEXIS 3805 (A.L.J. Sept. 16, 2015). The Division timely filed its motion for summary disposition. Modern City did not file an opposition.

This Initial Decision is based on Modern City's Answer to the OIP, the motion for summary disposition, and the Commission's public official records concerning Modern City, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in Modern City Answer have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that Modern City's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Modern City had not filed any required periodic reports since filing a report for the quarter ended March 31, 2012. Modern City argues that it had previously filed, or attempted to file, a Form 15 Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934 (Form 15). Thus, it argues, its registration should not be revoked.

II. FINDINGS OF FACT

Modern City (CIK No. 1267391)[2] is a Washington corporation located in Fort Lauderdale, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Official notice. The Commission's public official records contained in EDGAR[3] show that, at the time this proceeding was initiated, Modern City was delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed Form 10-Q for the quarter ended March 31, 2012.

During 2013, on receipt of a letter from the Commission's Division of Corporation Finance (CorpFin) regarding its filing status, Modern City had telephone conversations with CorpFin staff. Answer at 1. Modern City advised CorpFin staff that it had filed a Form 15 in 2012 but was informed that the form had not actually been filed on EDGAR. *Id.* Modern City followed up the telephone conversations by sending copies of the form by mail and fax to CorpFin staff in 2013. *Id.* Modern City heard nothing more until the OIP in the instant proceeding. Answer at 2. Thereafter, in August 2015, Modern City spoke with Division of Enforcement staff, learned that it was still required to file the Form 15 electronically, and represented it would do so. *Id.* However, Modern

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[2] The CIK number is a unique identifier for each corporation in EDGAR. The user can retrieve filings of a corporation by using its CIK number.

[3] Reference to any required filings of Modern City is supported by the Commission's public official records contained in EDGAR, of which official notice is taken pursuant to 17 C.F.R. § 201.323.

City never did so; nor did it file any past due or current periodic reports or represent that it would do so. Official notice.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Modern City violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

IV. SANCTION

The Division requests that the registration of Modern City's securities be revoked. Although Modern City has indicated its intent to terminate the registration by filing a Form 15, this has not occurred, and, absent revocation, the registration of its securities will continue. Further, revocation accords with Commission sanction considerations set forth in *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Modern City's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Modern City Entertainment, Inc., IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Carol Fox Foelak
Administrative Law Judge